April 3, 2013

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Babula,

This letter will confirm that Safeway has received the Staff's comment letter dated April 2, 2013 and that Safeway will provide a written response to that letter by April 30, 2013.

Sincerely,

/s/ Dennis Dunne

Dennis Dunne
Vice President, Corporate Accounting